EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Hancock Jaffe Laboratories, Inc. on Form S-1 of our report dated March 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Hancock Jaffe Laboratories, Inc. as of December 31, 2019 and 2018 and for the two years in the period ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 15, 2020